Exhibit B

Offer to Purchase

Jefferies Credit Partners BDC Inc.

Offer to Purchase Shares (the “Purchase Size”)

Dated April 1, 2026

Letters of Transmittal Tendering Shares

Must Be Received by

Computershare Trust Company, N.A., on behalf of

Jefferies Credit Partners BDC Inc. by

11:59 P.M., Eastern Time, on April 29, 2026

Withdrawal Rights Will Expire at

11:59 P.M., Eastern Time, on April 29, 2026, Unless the Offer is Extended

By Mail:	By Express Mail or Overnight Delivery:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

By Email:

Email to: JCP_Notices@computershare.com

With a copy to: JCP_Notices@jefferies.com

Subject Line: Letter of Transmittal for Tender Offer – Jefferies Credit Partners BDC Inc.

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition

February 28, 2026	Prior NAV Calculation Date	the last date before the Commencement Date for which the Company completed the calculation of its net asset value

March 31, 2026*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Company properly authorizes any extension of the Offer, the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs)

Date	Name of Date	Definition

April 1, 2026	Commencement Date	the date as of which the Offer commenced

April 29, 2026*	Notice Date	the date by which each Stockholder desiring to tender Shares for purchase must provide proper notice to the Company

April 29, 2026*	Tender Withdrawal Date	the date by which a Stockholder who has previously provided proper notice to the Company of such Stockholder’s desire to tender Shares may properly notify the Company of such Stockholder’s desire to withdraw its previous tender request

April 29, 2026*	Termination Date	the date as of which the Offer terminates or, if the Company properly authorizes any extension of the Offer, such later date to which the Offer is extended

May 27, 2026*	Acceptance Date	the date which is after the expiration of 40 business days from the Commencement Date

*

Subject to change in the event that the Company properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Stockholders will be notified in writing by the Company. Because the Company does not presently anticipate authorizing any such extension, the Company strongly recommends that Stockholders make any decisions with respect to this Offer based on the dates specified in the table above.

Jefferies Credit Partners BDC Inc., a Maryland corporation that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, a non-diversified, closed-end management investment company (the “Company”), is offering to purchase shares of the Company (“Shares”) from stockholders of the Company (“Stockholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” The Company currently offers one class of Shares of common stock, designated as Class I Shares (the “Class I Shares”). (As used in this Offer, the term “Shares” will refer to the Class I Shares of common stock in the Company). Specifically, the Company is offering to purchase Shares, pursuant to tenders by Stockholders, in an amount up to the Purchase Size (calculated as 5% of the Company’s net asset value as of December 31, 2025 (i.e., the prior calendar quarter end)), and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of the Valuation Date, less any applicable Early Repurchase Deduction (as defined below). Shares issued pursuant to the Company’s Distribution Reinvestment Plan (the “DRIP”) shall not be subject to the Early Repurchase Deduction. Stockholders desiring to tender Shares for purchase must do so by 11:59 P.M., Eastern Time, on the Notice Date (or, in the event of any extension of the Offer, by 11:59 P.M., Eastern Time, on the latest applicable Notice Date). Stockholders have the right to change their minds and withdraw any tenders of their Shares until 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). If the Company elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Tender Withdrawal Date occurs. This Offer is being made to all Stockholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market.

Stockholders should realize that the value of the Shares tender in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Company’s underlying investments, could cause a decline in the value of Shares in the Company. Each Stockholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Company, such Stockholder will remain a Stockholder in the Company through the Valuation Date, as of which the net asset value of its Shares is calculated.

Stockholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Company in the manner set out below.

Special Note for Stockholder Invested Through Traditional IRAs and Similar Accounts*

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Stockholders seeking RMDs by participating in the Company’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Stockholders. Please plan accordingly.

Important

None of the Company, Jefferies Credit Management LLC (the Company’s investment adviser, the “Adviser”), and the Company’s Board of Directors (the “Board of Directors”) makes any recommendation to any Stockholder as to whether to tender, or refrain from tendering, Shares. Each Stockholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Stockholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether any Stockholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”), nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company at:

c/o Jefferies Credit Partners BDC Inc.

520 Madison Avenue, 12th Floor

New York, New York 10022

Attn: General Counsel

*

The Adviser does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please carefully read this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•

The Company (referred to as “we” or the “Company” in this Summary Term Sheet) is offering to purchase Shares in an amount up to the Purchase Size (calculated as 5% of the Company’s net asset value as of December 31, 2025 (i.e., the prior calendar quarter end)). We will purchase each Share you tender for purchase at its net asset value calculated as of the Valuation Date, less any applicable Early Repurchase Deduction (excluding any Shares issued pursuant to the DRIP). If you desire to tender Shares for purchase, you must do so by 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern Time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, if the Offer is extended, until 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Company has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	The Company reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Tender Withdrawal Date, and the Valuation Date.

•	You may tender some or all of your Shares.

•

If you tender some or all of your Shares and we purchase those Shares, proceeds will be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered, less any applicable Early Repurchase Deduction (excluding any Shares issued pursuant to the DRIP). Payment will be made to you promptly after the Termination Date.

•

If you would like the Company to purchase any of your Shares, you should complete, sign, and either mail (via certified mail, return receipt requested), email, or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to Computershare Trust Company, N.A. (“Computershare”) at the following address or email address:

By Mail:	By Express Mail or Overnight Delivery:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

By Email:

Email to: JCP_Notices@computershare.com

With a copy to: JCP_Notices@jefferies.com

Subject Line: Letter of Transmittal for Tender Offer – Jefferies Credit Partners BDC Inc.

so that it is received before 11:59 P.M., Eastern Time, on the Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•

The Company currently offers Class I Shares. As of the close of business on the Prior NAV Calculation Date, there were 48,609,516.206 Class I Shares issued and outstanding, and the Company’s aggregate net asset value was $701,776,189.89. As of the close of business on the Prior NAV Calculation Date, the net asset value was $14.43701 per Class I Share.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The Company is a perpetual-life business development company, meaning it is an investment vehicle of indefinite duration, whose Shares are intended to be sold by the Company on a continuous basis at a price generally equal to the Company’s next calculated net asset value per Share. In the Company’s perpetual-life structure, the Company may, at its discretion, offer Stockholders an opportunity to repurchase their Shares on a quarterly basis, but the Company is not obligated to offer to repurchase any Shares in any particular quarter. The Board of Directors has the sole discretion to determine whether the Company will purchase Shares from Stockholders from time to time pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Stockholders. As a result, Share repurchases may not be available each quarter, and Stockholders should not rely upon written tenders as a source of liquidity for their Shares.

The purpose of the Offer is to provide limited liquidity to Stockholders. Because there is no secondary trading market for Shares, the Board of Directors has determined, after consideration of various matters, that the Offer is in the best interests of Stockholders in order to provide limited liquidity for Shares. The Company intends to consider the continued desirability of making an offer to purchase Shares on a quarterly basis, but the Company is not required to make any such offer.

The Company intends to conduct repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). All Shares purchased by the Company pursuant to the terms of such tender offer will be retired and thereafter will be authorized and unissued Shares.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Stockholders not tendering Shares. Stockholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Company’s aggregate assets due to the Company’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Company may result in those Stockholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Company may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Stockholders from time to time.

The tender of Shares by a Stockholder will not affect the record ownership of such Stockholder for purposes of voting or entitlement to any distributions payable by the Company unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Company, you remain a Stockholder of the Company through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Company will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 5% of the Company’s net asset value as of December 31, 2025 (i.e., the prior calendar quarter end) which are tendered by Stockholders, by 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, by 11:59 P.M., Eastern Time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). The Company reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, as described above in Item 1, less any applicable Early Repurchase Deduction (excluding any Shares issued pursuant to the DRIP), payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Stockholders may tender some or all of their Shares. The Offer is being made to all Stockholders of the Company and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 5% of the Company’s net asset value as of December 31, 2025 (i.e., the prior calendar quarter end) (or such greater amount as the Company may elect to purchase pursuant to the Offer), the Company will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Company elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 5% of the Company’s net asset value as of December 31, 2025 (i.e., the prior calendar quarter end) are duly tendered to the Company before the Notice Date and not withdrawn before the Tender Withdrawal Date pursuant to Section 6 below, the Company, in its sole discretion, may accept Shares tendered before the Notice Date and not withdrawn before the Tender Withdrawal Date for payment on a pro rata basis based on the aggregate net asset value of the Shares tendered by each Stockholder, with no priority other than pursuant to the exceptions in Rule 13e-4(f)(3)(i) and Rule 13e-4(f)(3)(ii) under the Exchange Act. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Stockholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to Computershare, at the address or email address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by Computershare by mail or email no later than 11:59 P.M., Eastern Time, on the Notice Date (or, if the Offer is extended, no later than 11:59 P.M., Eastern Time, on the latest applicable Notice Date).

If submitted by mail, the Company recommends that all documents be submitted to Computershare by certified mail, return receipt requested. Stockholders wishing to confirm receipt of a Letter of Transmittal may contact the Company at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Stockholder tendering Shares. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Company, in its sole discretion, and such determination will be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Stockholder, and the Company’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Adviser, or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If you hold your Shares of the Company through a retirement account, please contact your representative or agent for assistance in completing the transaction documents.

6.	WITHDRAWAL RIGHTS.

A tender of Shares may be withdrawn by a Stockholder at any time before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date (or, if the Offer is extended, before 11:59 P.M., Eastern Time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Company has not yet accepted a Stockholder’s tender of Shares on or before the Acceptance Date, a Stockholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by Computershare at the address or email address set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENTS.

For purposes of the Offer, the Company will be deemed to have accepted a Stockholder’s tender of Shares as, if, and when it gives notice to the tendering Stockholder of its acceptance by (a) payment of the proceeds owed for the tendered shares; or (b) otherwise providing written notice to the tendering Stockholder (which may include electronic communications). As stated in Section 3 above, the amount offered for the Shares tendered by Stockholders will be the net asset value thereof as of the Valuation Date, less any applicable Early Repurchase Deduction (excluding any Shares issued pursuant to the DRIP). The value of the Company’s net assets is determined as of the close of the Company’s business on the last business day of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Directors. The Company will not pay interest on the purchase amount.

With respect to each Stockholder tendering Shares which are accepted for purchase, payment of the purchase amount will generally be in cash. The payment will be in an amount equal to the net asset value of the Shares tendered and accepted for purchase by the Company, determined as of the Valuation Date, less any applicable Early Repurchase Deduction (excluding any Shares issued pursuant to the DRIP).

No commission will be payable to the Company in connection with the Offer; however, Shares tendered within 12 months of the original issue date of such Shares will be subject to a fee of 2.00% of the net asset value of the Shares repurchased by the Company (“Early Repurchase Deduction”) (excluding any Shares issued pursuant to the DRIP). The Early Repurchase Deduction will be made by reducing the purchase amount for Shares acquired pursuant to the Offer (i.e., Shares that have not been outstanding for at least 12 months of the original issue date will be repurchased at 98% of their net asset value). The 12-month holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction will be retained by the Company for the benefit of the remaining Stockholders. Shares tendered for repurchase by the Company will be treated as having been repurchased on a “first in-first out” basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Deduction, Shares repurchased by the Company will be deemed to have been taken from the earliest Shares purchased by a Stockholder. The Early Repurchase Deduction may be waived by the Company in circumstances where the Board of Directors determines that doing so is in the best interests of the Company and in a manner as will not discriminate unfairly against any Stockholder.

The Company expects that full payment will be made promptly after the Termination Date; however, delays in the receipt by the Company of sufficient cash amounts caused by delays in the Company’s ability to liquidate certain securities and holdings, among other reasons, could extend the payment period.

More particularly, the majority of the Company’s assets consist of instruments that cannot generally be readily liquidated without impacting the Company’s ability to realize full value upon their disposition. If a Stockholder tenders any of its Shares and the Company purchases those Shares, proceeds will be paid in cash, the amount of which will be determined as of the Valuation Date, equal to the net asset value of the Shares tendered. The Company may fund repurchase requests from cash flow from operations and other sources, including the sale of assets, borrowings, return of capital or offering proceeds. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Company, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Company expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Company by new and existing Stockholders, from withdrawals of its capital from the investment funds in which it invests, cash flow from operations or from the proceeds of the sale of securities held by the Company.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Stockholders of such extension. In the event that the Company so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the next calculated net asset value of the Shares on or after the new Tender Withdrawal Date (which is generally expected to be the last business day of the month in which the Tender Withdrawal Date occurs). During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Stockholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Company has the right to cancel, amend or postpone the Offer at any time before 11:59 P.M., Eastern Time, on the Tender Withdrawal Date. The Company may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company’s investment objectives and policies in order to provide liquidity for the purchase of Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Company, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Company, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Company or its Stockholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Company to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE COMPANY.

The Company is a Maryland corporation which is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company registered under the 1940 Act. The Company’s principal executive office is located at 520 Madison Avenue, 12th Floor, New York, New York 10022, and its telephone number is (212) 778-8752. Shares are not traded on any established trading market.

None of the Company, the Adviser, and the Board of Directors has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Company’s intended continued acceptance of subscriptions for Shares, as well as Shares issued to existing Stockholders pursuant to the DRIP) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Company, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Company; (4) any change in the present Board of Directors or in the management of the Company including without limitation any change in the number or the term of members of the Board of Directors, the filling of any existing vacancy on the Board of Directors, or any change in any material term of the employment contract of any Executive Officer; (5) a purchase, sale, or transfer of a material amount of assets of the Company (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Company’s Articles of Amendment and Restatement dated as of September 27, 2023 (as it may be amended, modified, or otherwise supplemented from time to time) or other governing instruments or any other action which could impede the acquisition of control of the Company.

Based on the number of Shares outstanding as of the Prior NAV Calculation Date, the following persons (the named individuals being the Directors and Executive Officers) own the number of Shares indicated in the below table:

Person	Number of Shares	Beneficial Ownership of Company (%)
Jefferies Finance LLC	1,517,818.456	3.12%
All directors and officers as a group	—	—

Other than the acceptance of subscriptions for Shares as of the Prior Admission Date, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Directors, the Executive Officers, or any person controlling the Company or the Adviser except for any transactions as such persons may disclose in beneficial ownership filings pursuant to the Exchange Act from time to time.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Stockholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Stockholder: (a) results in a “complete termination” of the Stockholder’s interest in the Company, (b) is “substantially disproportionate” with respect to the Stockholder, or (c) is “not essentially equivalent to a dividend” with respect to the Stockholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Stockholder’s interest in the Company if such Stockholder tenders, and the Company repurchases, all of such Stockholder’s Shares (i.e., the Stockholder reduces its percentage ownership interest in the Company to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Stockholder’s proportionate ownership interest in the Company after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Stockholder’s ownership interest in the Company, which more likely than not would be the case if the Stockholder has a minimal interest in the Company, exercises no control over Company affairs or experiences a reduction in the proportionate ownership interest in the Company.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Company for the Shares purchased in the Offer and the Stockholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a “dividend” to the extent of such Stockholder’s allocable Share of the Company’s current or accumulated earnings and profits. To the extent that amounts received exceed such Stockholder’s allocable Share of the Company’s current or accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Stockholder’s adjusted basis in its Shares), and any amounts in excess of the Stockholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Company will be transferred to any remaining Shares held by such Stockholder. In addition, if any tendering Stockholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Stockholders whose percentage ownership of the Company increases as a result of the Offer, including Stockholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Company as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Under the “wash sale” rules under the Code, provided the purchase of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares repurchased pursuant to the Offer will ordinarily be disallowed to the extent the Stockholder acquires other shares of the Company or substantially identical stock or securities within 30 days before or after such purchase and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss.

An additional 3.8% federal tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Company and net gains from redemptions or other taxable dispositions of Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts. Stockholders should consult their tax advisors regarding the applicability of the Medicare tax to their sale of Shares pursuant to the Offer.

Foreign Investors. Any payments (including any constructive dividends) to a tendering Stockholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Investor”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, and as discussed in greater detail in the Company’s Prospectus, absent a statutory exemption, the dividend received or deemed received by the Foreign Investor will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Investor who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Investors (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,”

corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Because an applicable withholding agent may not be able to determine if a particular Foreign Investor qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Stockholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Foreign Investor may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Stockholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Company’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations” for further information concerning the taxation of Foreign Investors. Foreign Investors are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares. For purposes of this discussion, a “Non-U.S. stockholder” is a beneficial owner of Shares that is not a U.S. stockholder and not a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

A foreign financial institution or non-financial foreign entity that tenders Shares which are accepted for purchase pursuant to the Offer will generally be subject to withholding tax imposed under sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) and applicable U.S. Treasury Regulations promulgated thereunder at a rate of 30% of the gross proceeds payable to such foreign financial institution or non-financial foreign entity unless such foreign financial institution or non-financial foreign entity provides to the applicable withholding agent an applicable IRS Form W-8 demonstrating that FATCA withholding is not required. If the applicable withholding agent withholds tax under FATCA, it will not also withhold the 30% U.S. federal income tax described previously. The U.S. Treasury Department has released proposed U.S. Treasury Regulations which, if finalized in their present form, would eliminate the application of withholding imposed under FATCA with respect to payments of gross proceeds. Pursuant to these proposed U.S. Treasury Regulations, the Company and any other applicable withholding agent may (but is not required to) rely on this proposed change to FATCA withholding until final regulations are issued or until such proposed U.S. Treasury Regulations are rescinded. Non-U.S. Holders are urged to consult their own tax advisors to determine the effect, if any, of FATCA on their participation in the Offer.

Backup Withholding. The Company generally will be required to withhold tax at the current rate of 24% (“backup withholding”) from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Company its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Stockholder should furnish to the Company a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Stockholder otherwise establishes that such U.S. resident Stockholder is not subject to backup withholding. Certain U.S. resident Stockholders (including, among others, most corporations) are not subject to these backup withholding requirements.

A Foreign Investor generally will be able to avoid backup withholding with respect to payments by the Company that are treated as made in exchange for tendered Shares only if it furnishes to the Company a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder’s U.S. federal income tax liability.

Other Tax Consequences. The Company’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Company’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Stockholders who remain Stockholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Company, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Company to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Stockholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Stockholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Stockholder or $10 million or more in the case of a corporate Stockholder, such Stockholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are, in many cases, excepted from this reporting requirement, but under current guidance, stockholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Stockholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Company reserves the right, however, to exclude Stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided that the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

The audited financial statements of the Company dated December 31, 2025 filed with the SEC on EDGAR on March 20, 2026 are incorporated by reference. The Company will prepare and transmit to Stockholders the audited financial statements of the Company within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

The Company has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Company at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s website, http://www.sec.gov.